FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 29, 2010

FAIRFAX ANNOUNCES RESULTS OF ZENITH NATIONAL INSURANCE SHAREHOLDER VOTE

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited announces that Zenith’s shareholders today voted (by 98.9% of the votes cast) in favor of Fairfax’s acquisition of Zenith for $38.00 cash per share. The merger remains subject to approval by the California Department of Insurance and the satisfaction or waiver of other customary closing conditions, and is expected to close in the second quarter of 2010.

“We are pleased that Zenith shareholders have overwhelmingly supported this transaction,” said Prem Watsa, Chairman and CEO of Fairfax.  “As previously announced, Zenith will continue to operate its business, under the excellent leadership of Stanley Zax, President and CEO, exactly as it has always be run, except that, as at all of Fairfax’s operating subsidiaries, investments will be managed centrally by Fairfax.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

This press release includes certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks and uncertainties described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as required by law.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

                 Media Contact:
                 Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946